Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

By Electronic Mail

March 27, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 24, 2023 The Nasdaq Stock Market LLC (the "Exchange") received from The RBB Fund, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

US Treasury 30 Year Bond ETF
US Treasury 20 Year Bond ETF
US Treasury 7 Year Note ETF
US Treasury 5 Year Note ETF
US Treasury 3 Year Note ETF

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi